UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO
                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                     PLANET HOLLYWOOD INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)



                DELAWARE                                    59-3283783
      (State or other jurisdic                           (I.R.S. Employer
    incorporation or organization)                     Identification Number)


                 8669 COMMODITY CIRCLE, ORLANDO, FLORIDA 32819
          (Address of principal executive office, including zip code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       Title of each class to              Name of each exchange on which  each class is to be registered
                NONE                                                     NONE


      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
      Instruction A.(c), check the following box. [ ]

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
      Instruction A.(d), check the following box.[X]

      Securities Act registration statement file number to which this form
      relates:         NONE


SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                               (Title of  class)
                     CLASS A COMMON STOCK, $0.01 PAR VALUE
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      As of May 9, 2000, the "Effective Date" of the Registrant's plan of reorganization, the Registrant shall be governed by its Amended and Restated
Certificate of Incorporation (the "Restated Certificate") which provides for Two
Hundred Twenty-Five Million (225,000,000) shares of authorized capital stock, consisting of One Hundred Million (100,000,000) shares of Class A Common Stock,
$0.01 par value, Twenty-Five Million (25,000,000) shares of Class B Common
Stock, $0.01 par value, and One Hundred Million ($100,000,000) shares of
Preferred Stock, $0.01 par value. The following summary description of the capital stock of the Registrant is qualified in its entirety by reference to the Registrant's Restated Certificate and Fourth Amended and Restated By-Laws (the
"Restated Bylaws"), a copy of each of which is filed as an exhibit to this registration statement.

      As a result of the Registrant's reorganization proceedings under the U.S.
Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"), the Registrant is prohibited from issuing any non-voting equity securities, except in certain limited situations. This restriction is included in the Restated Certificate.

      COMMON STOCK - GENERALLY

      The Amended and Restated Certificate of Incorporation provides for two classes of common stock, Class A Common Stock and Class B Common Stock
(collectively, the "Common Stock"), which are substantially identical except with respect to certain voting rights. The Common Stock shall be subject to the terms of any Preferred Stock (as described below) issued by the Registrant.
Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Registrant from funds legally available therefor and are entitled to share ratably in all assets of the Registrant remaining after the payment of all liabilities upon the liquidation, dissolution or winding-up of the Registrant. The common Stock has no preemptive or conversion rights or the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by the Company. The outstanding shares of Common Stock will be, when issued and delivered against payment therefor, fully paid and nonassessable.

      Except as described below, holders of Class A Common Stock and Class B
Common Stock shall vote together as a single class on all matters submitted to the stockholders for a vote, and shall be entitled to one vote in person or by proxy for each share of Common Stock standing in their name. The vote or consent of the holders of any class of Common Stock voting separately as a single class shall be required to amend or restate the Restated Certificate in a manner that would alter or change the powers, preferences or special rights of such class of Common Stock, so as to affect them adversely. On the Effective Date of the Registrant's plan of reorganization, there will be outstanding approximately three million (3,000,000) shares of Class A Common Stock and seven million
(7,000,000) shares of Class B Common Stock.

      COMMON STOCK - ELECTION OF DIRECTORS / VOTING AGREEMENTS

      Pursuant to the Company's Restated Certificate and Restated Bylaws, directors of the Registrant shall be elected by holders of the Class B Common
Stock (voting separately as a single class by a plurality of the votes cast), provided that (I) after the payment in full of all of the

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
Registrant's obligations under its 10% Secured Deferrable Interest Notes due
2005 (the "Deferrable Interest Notes"), the holders of the Class A Common Stock shall be entitled to elect two directors and (II) at such time when there shall be no shares of Class B Common Stock issued and outstanding, the holders of Class A Common Stock shall be entitled to elect all members of the Registrant's
Board. Furthermore, the initial holders of the Class B Common Stock (the "New
Money Investors") entered into Voting Agreements whereby they have agreed to vote their shares initially in favor of the seven directors named in accordance with the terms of the Registrant's plan of reorganization. Subsequent to the Effective Date, and until the Registrant's obligations under the Deferrable
Interest Notes have been paid in full, the New Money Investors have agreed to vote their shares in favor of two directors nominated by holders of at least a majority in principal amount of the outstanding Deferrable Interest Notes. The
Voting Agreements also provide that (I) a party holding more than 750,000 shares of Common Stock shall be entitled to nominate a single candidate for election to the Board and that all parties agree to vote in favor of any such properly nominated candidate and (II) except as otherwise provided, the parties agree to vote in accordance with the direction of Robert Earl on certain items, including the proposal to elect directors or to fill vacancies on the Board, amending the Registrant's Restated Certificate or Restated Bylaws, removing officers or issuing securities, provided that Mr. Earl is serving on the Board or as an executive officer of the Registrant. Holders of Common Stock do not have cumulative voting rights for the election of directors.

      COMMON STOCK - CONVERSION OF CLASS B COMMON STOCK AND CERTAIN INDEBTEDNESS

      In accordance with the terms of the Registrant's plan of reorganization, all shares of Class B Common Stock will be issued to the New Money Investors on the Effective Date of such plan. Upon the transfer of shares of Class B Common
Stock (other than a transfer to a New Money Investor or an affiliate of a New
Money Investor), such shares of Class B Common Stock shall automatically convert into an equal number of shares of Class A Common Stock. In the event that all issued and outstanding shares of Class B Common Stock constitute 10% or less of all issued and outstanding Common Stock, all such shares of Class B Common Stock shall automatically convert into an equal number of shares of Class A Common
Stock. All shares of Class B Common Stock shall also be convertible, at the option of the record holders of such shares, into an equal number shares of Class A Common Stock at any time after payment in full of the Deferrable
Interest Notes; provided that such optional conversion must include all then outstanding shares of Class B Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock will be canceled and retired by the Registrant and may not be reissued.

      In accordance with the terms of the Registrant's plan of reorganization, the Registrant obtained a standby term loan in principal amount of up to $10 million which shall mature two years after the Effective Date of the Company's plan of reorganization, subject to certain optional extensions. At its option, until the maturity date of the loan, the lender shall have the right to convert any outstanding amount of the loan into shares of Class A Common Stock, dollar for dollar, at $4.2857 per share.

      TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Class A Common Stock is American
Stock Transfer Trust Company.

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
      PREFERRED STOCK

      The Registrant may issue up to twenty five million (25,000,000) shares of Preferred Stock in one or more series. The Board of Directors of the Registrant has the authority, without any vote or action by any stockholders, to issue
Preferred Stock and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption
(including sinking fund provisions), liquidation preferences and the number of shares constituting any series. There are no shares of Preferred Stock outstanding, and there are no agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder. The existence of authorized but unissued Preferred Stock may enable the Board of Directors of the Registrant to render more difficult or to discourage an attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise.

      WARRANTS

      As part of the Registrant's plan of reorganization, holders of at least
5,450 shares of the Registrant's old class A common stock (which will be canceled and extinguished) were issued their pro-rata share of 200,000 Warrants.
Each Warrant is exercisable for the purchase of one share of new Class A Common
Stock at an exercise price of $65.50 per share and will expire on the third anniversary of the Effective Date of the Registrant's plan of reorganization.
The number of shares of Class A Common Stock issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain customary dilutive events. In addition, as part of the standby term loan described above, the lender will be granted, as part of its commitment fee, warrants to purchase
200,000 shares of new Class A Common Stock at an exercise price of $4.2857 per share which will expire on January 8, 2003.


ITEM 2.   EXHIBITS
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
      2.1*  Debtors' First Amended Joint Plan of Reorganization dated December 13, 1999
      2.2*  First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy
            Code For the First Amended Joint Plan of Reorganization dated December 13,
            1999 of Planet Hollywood International, Inc. and Certain of its Subsidiaries
      2.3*  Order confirming the Company's First Amended Joint Plan of Reorganization
            dated January 21, 2000
      2.4   Motion for Entry of Order and Order Approving Documentation  Implementing
            Consummation of the Debtors' Plan of Reorganization
      2.5   Motion for Entry of Order and Order Approving (A) Modification of Prior Order
            (B) $10 Million Standby Term Loan Agreement and (C) Granting Debtors
            Authority to Pay Fees Required in Connection with the Standby Loan
      3.1   Amended and Restated Certificate of Incorporation of Planet Hollywood
            International, Inc.
      3.2   Fourth Amended and Restated Bylaws of Planet Hollywood International, Inc.
      9.1   Voting Agreement Among Stockholders (New Money Investors)
      9.2   Voting Agreement Among Stockholders (Creditor Directors)
      10.1  Note Purchase Agreement among Planet Hollywood International, Inc., certain other parties and Wilmington Trust Company, as agent, dated as of May 8, 2000

* Incorporated by reference to the exhibits in the Registrant's Current Report on Form 8-K dated January 21, 2000, previously filed by the Registrant on February 4, 2000

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
                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.


Date: As of May 9, 2000                   PLANET HOLLYWOOD
                                          INTERNATIONAL, INC.

                                             /s/   Thomas Avallone
                                          -----------------------------------
                                          Name:  Thomas Avallone
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

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